Albany Atlanta Brussels Denver Los Angeles Miami New York THOMAS WARDELL 404.527.4990	mckennalong.com	Northern Virginia Orange County Rancho Santa Fe San Diego San Francisco Seoul Washington, DC EMAIL ADDRESS twardell@mckennalong.com

December 2, 2013

Via EDGAR

United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, D.C. 20549-0405
Attn:	Tonya K. Aldave
Justin Dobbie

Re:	Kandi Technologies Group, Inc.
Amendment No.1 to Registration Statement on Form S-3
Filed October 30, 2013
File No. 333-191283

Dear Ms. Aldave:

On behalf of our client, Kandi Technologies Group, Inc. (“Kandi” or the “Company” and sometimes referred to as “we” or “our”), and pursuant to our phone conference, held November 21, 2013, this firm is filing a response to the SEC Comment Letter, dated November 14, 2013, in connection with complying with the issues set forth therein. For convenience of reference, we have included, in this response letter, the same caption and paragraph number, as well as the text of the comment, set forth in your Comment Letter followed by our response.

Registration Statement on Form S-3

General

Comment 1.	We note that there are outstanding comments on your most recent Form 10-K. Please note that all such comments must be resolved before we act on a request for acceleration of effectiveness of your S-3.

United States Securities and Exchange Commission
December 2, 2013

Response:

With this Response Letter, we confirm that we understand that all outstanding comments set forth in the SEC Comment Letter, dated November 12, 2013, with respect to our Form 10-K for fiscal year ended December 31, 2012, must be resolved prior to the SEC acting on a request for acceleration of effectiveness.

Registration Statement Cover Page

Calculation of Registration Fee Table

Comment 2.	Based on the amount registered of 1,255,462 shares and proposed price per share of $5.27, it does not appear that the proposed maximum aggregate offering price is $5,925,781. Please revise or advise.

Response:

As we discussed in our phone conference, the Registration Fee Table included in Amendment No.1 contained an inadvertent, non-substantive error, specifically the amount set forth under the "Proposed Maximum Aggregate Offering Price" column. As reflected in the Registration Fee Table included in the initial Form S-3 Registration Statement, filed September 20, 2013, the correct amount for Proposed Maximum Aggregate Offering Price is $6,616,284.74.

The Registration Fee was calculated on the basis of the correct amount: ($6,616,284.74) * (.0001364) = $902.46. The correct Registration Fee amount was reflected in both the initial Form S-3 Registration Statement and Amendment No.1 (please see the column titled "Amount of Registration Fee").

With this Response Letter, we confirm that the correct Registration Fee amount ($902.46) was properly paid by the Company in connection with its filing of the initial Form S-3 Registration Statement.

We very much appreciate the SEC agreeing to accept this clarification response and not requiring that we file a formal amendment. Again, we apologize for this inadvertent error.

If you have any further comments or require any further information or if any questions should arise in connection with this submission, please call Mr. Jay Shah at (404) 527-4593 or me at (404) 527-4990.

Very truly yours,

/s/ Thomas Wardell, Esq.
Thomas Wardell, Esq.

cc:	Hu Xiaoming, CEO, Kandi Technologies, Corp.
Jeffrey Li, Esq.
Jay V. Shah, Esq. (w/o enclosures)